Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 14
DATED MARCH 25, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 14 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 14 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Investment Objectives and Policies

The discussion under this section, which starts on page 88 of our prospectus, is modified and supplemented by the following information regarding distributions.

Distributions

At the March 19, 2004 regularly scheduled Board meeting, the Board of Directors unanimously approved a resolution to delegate to our management committee the authority to make monthly distributions to stockholders on our common stock in an amount between 6.0% and 7.25% on an annualized basis, for the remainder of the 2004 calendar year.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Alison's Corner Shopping Center, San Antonio, Texas

We anticipate purchasing an existing shopping center known as Alison's Corner Shopping Center containing 55,066 gross leasable square feet. The center is located at 2720 SW Military Drive in San Antonio, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $7,042,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $128 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Ross and Shoe Carnival, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross	30,066	55	10.00	09/03	09/13

Shoe Carnival	12,000	22	13.00	09/03	08/13

For federal income tax purposes, the depreciable basis in this property will be approximately $5,281,500. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Alison's Corner was built in 2003. As of March 22, 2004, this property was 84% occupied, with a total 46,066 square feet leased to three tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Dots	4,000	09/08	67,000	16.75
Shoe Carnival	12,000	08/13	156,000	13.00
Ross	30,066	09/13	300,600	10.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Best on the Boulevard, Las Vegas, Nevada

We anticipate purchasing an existing shopping center known as Best on the Boulevard, containing 204,627 gross leasable square feet. The center is located at 3820 Maryland Parkway in Las Vegas, Nevada.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $35,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $173 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Best Buy, Barnes & Noble Booksellers, JoAnn Etc. and Copeland's Sporting Goods, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	57,726	28	15.50	11/94	01/15

Barnes & Noble Booksellers	26,092	13	14.35	09/99	09/09

JoAnn Etc.	42,618	21	10.50	06/99	01/10

Copeland's Sporting Goods	25,129	12	15.12	07/97	06/12

For federal income tax purposes, the depreciable basis in this property will be approximately $26,265,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Best on the Boulevard was built during the three year period 1996 to 1999. As of March 22, 2004, this property was 100% occupied, with a total 204,627 square feet leased to 10 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Barnes & Noble Booksellers	26,092	09/09	362,250	14.35
JoAnn Etc.	42,618	01/10	447,489	10.50
Rochester Big & Tall	7,200	08/10	203,783	28.30
Deli Planet	4,800	11/10	115,200	24.00
Cost Plus World Market	18,508	02/11	303,531	16.40
Evenson Card Shop	7,500	02/12	205,500	27.40
Copeland's Sporting Goods	25,129	06/12	379,950	15.12
Hollywood Video	5,053	12/13	115,208	22.80
Pier 1 Imports	10,001	12/13	170,017	17.00
Best Buy	57,726	01/15	894,768	15.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Wilshire Plaza III, Kansas City, Missouri

We anticipate purchasing a shopping center to be built and which will be known as Wilshire Plaza III, containing 88,248 gross leasable square feet. The center is located at I-35 and Highway 152 in Kansas City, Missouri.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $9,850,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $112 per square foot of leasable space.

We will reimburse Kohl's for the construction of the Kohl's retail building in two installments. We will receive a 7% return on the original down payment and construction advances to Kohl's until such time as Kohl's lease commences.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Kohl's, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Kohl's	88,248	100	8.37	11/04	01/24

For federal income tax purposes, the depreciable basis in this property will be approximately $7,387,500. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of March 22, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	44,285,412	442,819,292	46,327,220	396,492,072

Shares sold pursuant to our distribution reinvestment program	237,414	2,255,437	-	2,255,437

	44,542,826	445,274,729	46,327,220	398,947,509

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.